FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (“OMEGA”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV”)

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4: 333-201359

4th QUARTER EARNINGS RELEASE CONFERENCE CALL

February 24, 2015

10:00 A.M. EASTERN TIME

Good morning. With me today are Omega’s CEO, Taylor Pickett, CFO, Bob Stephenson and COO, Dan Booth.

Comments made during this conference call that are not historical facts may be forward-looking statements, such as statements regarding our financial and FFO projections, dividend policy, portfolio restructurings, rent payments, financial condition or prospects of our operators, contemplated acquisitions and our business and portfolio outlook generally. These forward-looking statements involve risks and uncertainties which may cause actual results to differ materially. Please see our press releases and our filings with the Securities and Exchange Commission, including, without limitation, our most recent report on Form 10-K, which identifies specific factors that may cause actual results or events to differ materially from those described in forward-looking statements.

During the call today, we will refer to some non-GAAP financial measures, such as FFO, Adjusted FFO, FAD and EBITDA. Reconciliations of these non-GAAP measures to the most comparable measure under generally accepted accounting principles as well as an explanation of the usefulness of the non-GAAP measures are available under the Financial Information section of our website at www.omegahealthcare.com, and in the case of FFO and Adjusted FFO in our press release issued today.

We have not provided 2015 FAD or FFO guidance as our projections will depend on the timing of the Aviv merger closing, the pricing of future debt and equity transactions and our view of our acquisition pipeline post merger. We will provide 2015 guidance as part of our Aviv closing announcement. In particular, we will provide second quarter run rate guidance as our first quarter stand alone Omega results will be impacted by our large equity raise earlier in February. I will add that as of today, we believe that the second quarter FAD run rate on an annualized basis will be within the $2.81 to $2.87 per share range that we provided when we announced the Aviv merger on October 31st.

The Aviv merger is progressing well. We expect to be sending a proxy statement for stockholders to vote on the transaction in the near future. Our shareholder meeting is scheduled for March 27th and we expect to complete the merger very early in the second quarter. Our teams are already working together on acquisitions, replacement facilities and portfolio management along with the detail planning necessary to integrate systems and financial activities.

In addition, during the 1st quarter of 2015, we entered into an engagement letter to increase our $1.2 billion revolving credit and term loan facility by an additional $550 million. The increase is anticipated to close simultaneously with the closing of the Aviv merger. $300 million of the increase will be in the form of a term loan and $250 million added to the revolver.

This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of Omega Healthcare Investors, Inc. (“the Company”) properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) regulatory and other changes in the healthcare sector; (iii) changes in the financial position of the Company’s operators; (iv) the ability of any of the Company’s operators in bankruptcy to reject unexpired lease obligations, modify the terms of the Company’s mortgages and impede the ability of the Company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations; (v) the availability and cost of capital; (vi) changes in the Company’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) the Company’s ability to maintain its status as a real estate investment trust; (ix) the Company’s ability to manage, re-lease or sell any owned and operated facilities; (x) the Company’s ability to sell closed or foreclosed assets on a timely basis and on terms that allow the Company to realize the carrying value of these assets; (xi) the effect of economic and market conditions generally, and particularly in the healthcare industry; (xii) the possibility that the proposed acquisition of Aviv REIT, Inc. (“Aviv”) will not close, including by the failure to obtain applicable shareholder approvals or the failure to satisfy other closing conditions under the definitive merger agreement or by the termination of the definitive merger agreement; (xiii) the possibility that the combined company will not realize estimated synergies or growth, or that such benefits may take longer to realize than expected and (xiv) other factors identified in the Company’s filings with the Securities and Exchange Commission. Statements regarding future events and developments and the Company’s future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this announcement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition of Aviv REIT, Inc., on January 5, 2015, the Company filed a registration statement on Form S-4, as amended with the SEC, which includes the preliminary joint proxy statement of the Company and Aviv and which also constitutes a preliminary prospectus of the Company. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and Aviv after the registration statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by the Company and Aviv, at the SEC’s website (www.sec.gov). Those documents, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv’s other public filings with the SEC, may be obtained without charge at Aviv’s website at www.avivreit.com.

The Company, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by the Company on April 29, 2014, and information regarding Aviv’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.